SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English))

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CREDICORP PRICES NOTES OFFERING

Lima, Peru, June 10, 2020 – Credicorp Ltd. (“Credicorp”) (NYSE: BAP) announced today that it priced, on the date hereof, an international offering of senior notes in the aggregate amount of U.S.$500,000,000.00 (the “Notes”). The Notes were sold to qualified institutional buyers and non-U.S. persons pursuant to exemptions from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The Notes, which will mature on June 17, 2025, will be issued with a coupon of 2.75% per year, payable semi-annually, beginning December 17, 2020. Credicorp intends to use the net proceeds of the offering of the Notes for general corporate purposes.

The Notes have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States of America absent registration or an applicable exemption from registration requirements. The Notes are being sold exclusively to qualified institutional buyers, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The Notes have not been, and will not be, registered with the Peruvian Superintendency of Capital Markets (Superintendencia del Mercado de Valores, or “SMV”) or the Lima Stock Exchange (Bolsa de Valores de Lima, or “BVL”). The notes (or beneficial interests therein) may not be offered or sold in Peru except in compliance with the securities laws thereof.

This announcement does not constitute an offering to sell Notes nor a request for offerings to purchase the Notes, nor shall any offer or sale of these Notes take place in any state or jurisdiction in which such offering is prohibited under the securities laws of that state or jurisdiction.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

This Form 6-K contains forward-looking statements within the meaning of the Exchange Act and the Securities Act. You can find these statements by looking for words or expressions such as “could”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “goal”, “seek”, “project”, “strategy”, “future”, “likely”, “should”, “will”, “would”, “may”, or other similar expressions referring to future periods. Forward-looking statements are based only on our management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the forward-looking statements. Therefore, actual results, performance, or events may be materially different from those in the forward-looking statements due to, without limitation, the factors identified in “Cautionary Statement with Respect to Forward-Looking Statements”, “Item 3. Key Information - 3.D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recently filed Form 20-F. Any forward-looking statement made by us in this Form 6-K is based only on information currently available to us and is made only as of the date on which it is made. We are not under any obligation to, and we expressly disclaim any obligation to, update or alter any forward-looking statements contained herein whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
	Name:	Miriam Böttger
	Title:	Authorized Representative